Mail Stop 4561

      							December 20, 2005

Mr. Richard Govatski
Chief Executive Officer
NMXS.Com, Inc.
5021 Indian School Road
Suite 100
Albuquerque, New Mexico 87110

	Re:	NMXS.Com, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
      Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
      Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
      File No. 333-30176

Dear Mr. Govatski:

		We have reviewed the above referenced filings and your response letter sent on October 18, 2005 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Note B - Summary of Significant Accounting Policies

[2] Revenue Recognition, pages 25-27

1. We note your response to prior comment number 2, and your disclosure on page 26 of your amended Form 10-K which states that you typically charge 17% to 21% of the software purchase price for a 12-
month maintenance contract. Explain how considered the guidance in AICPA TPA 5100.55 when establishing VSOE in this manner. That is, confirm that the percentage to be charged is stated in the license agreement and the percentage will not change upon renewal. If not, tell us whether the renewal rate cited in the footnote is based on actual results of percentages charged upon renewals that range between 17% to 21%. In this regard, explain why you believe that your renewal rate range is consistent. In addition, tell us how the discounts offered for longer-term contracts impacts your renewal range and your ability to establish VSOE of maintenance services based on TPA 5100.55.

2. In your response to prior comment number 2, you state that `these types of arrangements require us to make judgments about the fair value of undelivered elements arrangements.` Explain what judgments are required and whether these judgments should be included in your critical accounting policy and estimates discussion. We refer you to
SEC Release 33-8350, Section I.E.

3. Your response to prior comment number 3 states your customers do
not have the right to take possession of your software and
therefore,
your hosting arrangements do not fall within the scope of SOP 97-
2.
Therefore, pursuant to paragraph 5 of EITF 00-3, these
arrangements
are service contracts and are outside the scope of SOP 97-2.
Based
on this conclusion, please address the following with respect to your
accounting policy for hosting revenue as noted in your response
and
page 12 of your amended Form 10-K.
* You disclose that you sell hosting and maintenance contracts in connection with the sale of software licenses. Clarify why you consider the software license to be an element in your hosting arrangements as you have concluded that these arrangements are scoped outside of SOP 97-2 and therefore, pursuant to paragraph 5 of EITF 00-3 a software element is not present in your hosting arrangements.
* Tell us whether you allocate any of the arrangement fees to the software license portion of your hosting arrangements. If so, tell us when you recognize such revenue.
* We note that you recognize maintenance revenue in accordance with
paragraph 57 of SOP 97-2.  However, as you have concluded that your
hosting revenues do not fall in the scope of SOP 97-2 clarify why you
account for this in accordance with SOP 97-2 instead of SAB Topic
13.
* Tell us the amount of revenue that you have recognized from all elements of hosting revenue arrangements in fiscal year 2003 and 2004 and for the nine-months ended September 30, 2005.

4. Your response to prior comment number 6 states that revenue was recognized on the exchange when the software was transferred to the customer for the software and customization provided in the exchange.
Tell us whether you completed customization services and any other services required by the arrangement prior to recognizing the revenue for such services.

5. We note your revised disclosure and response with respect to your method of determining fair value of the advertising credits received in your barter transactions. We also note per your disclosure on page 23 of the Form 10-Q for the quarter ended September 30, 2005 that you have not used any of the advertising credits received from any of your barter transactions. Tell us how you considered EITF 93-
11 to determine whether an impairment of the carrying value of the advertising credits is necessary as of September 30, 2005.
Explain
how you determined that you will be able to use all the barter credits recorded as of September 30, 2005. Further, tell us whether there are any contractual expiration provisions to these credits.

6. Your disclosure on page 22 of the Form 10-Q for the quarter ended
September 30, 2005 states that you reclassified receivables from three barter transactions from accounts receivable to prepaid expenses. Explain how you determined that prospective disclosure of this change was appropriate and tell us what consideration you gave to characterizing these changes as restatements and amending previously filed Exchange Act reports.

7. Tell us how you have considered the disclosure requirements in paragraph 28 of APB 29 and paragraph 8 of EITF 99-17. In this regard, the footnotes should clearly describe the nature and amount of non-monetary transactions presented in the financial statements for each period presented.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

8. The discussion of results of operations should cover material changes in results of operations of the current interim periods (quarterly and cumulative) as compared with those of the corresponding preceding interim periods. In this regard, the disclosures should also analysis and discuss the changes in the nine months ending September 30, 2005 compared to September 30, 2004. See
Item 303 of Regulation S-B.

Liquidity and Capital Resources

9. You discuss the impact of the non-monetary transactions of receiving advertising barter credits on your liquidity, however, you do not discuss the impact of these transactions on your results of operations. In this regard, the impact on revenue should be clearly discussed including the impact on trends. Further, you should describe any circumstances, trends, events or uncertainties that will result in or that are reasonably likely to materially impact on cash as well as revenues. You discuss the impact of receiving barter credits, however, you did not discuss the effects of not receiving cash instead of these credits and its effect on your liquidity. Confirm to us your consideration of the disclosure requirements of Regulation S-K, Item 303 (a) (1) and SEC Release 33-8350.

10. You state that your business strategy is to increase working capital by internal growth and to sell potentially dilutive securities to fund operations. The disclosure should indicate what the effects will be if none of these two events or sources of cash are available. You also state that you anticipate new clients and new products will provide necessary cash flows. Indicate why you believe that you will succeed in these areas and tell us how your MD&A discusses this trend and explain why that trend is sustainable.
Also, clearly indicate why you believe that you have the cash available to support this trend. Further, you reference an investor that you believe has the willingness and wherewithal to provide funds. The disclosure should support both of these statements and should address events that might occur if this investor decides not to continue to support the company.

Item 3.  Controls and Procedures, page 25

11. We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective, "in timely alerting them to material information relative to our company required to be disclosed in our periodic filings with the SEC" here and in your Form 10-Qs for the quarters ended March 31,
2005 and June 30, 2005. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms. We refer you to Exchange Act Rule 13a-15(e).

*****

	As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Mr. Richard Govatski
NMXS.Com, Inc.
December 20, 2005
page 1